ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiaries, ICAP Corporates LLC ("Corporates"), and LinkBrokers Derivatives LLC ("Link"), (the subsidiaries are collectively referred to herein as the "Subsidiaries", and the Company and Subsidiaries together are referred to herein as the "Group") are Delaware limited liability companies. The sole Member of the Company is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has one Member ICAP US Financial Services LLC ("IUFS"). IUFS has two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI"), with IGBINV being a wholly owned subsidiary of IGBI.

The Group previously was an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engaged principally in money and securities broking throughout the world.

On December 29, 2016, ICAP plc completed the sale of its global hybrid voice broking and information businesses to Tullet Prebon plc ("TP" a public company registered in the United Kingdom that engages primarily in money and securities broking throughout the world). On December 30, 2016, TP changed its name to Tullet Prebon ICAP plc ("TP ICAP plc") The sale resulted in IGBI's direct parent ICAP Global Broking Holdings Ltd ("IGBHL") becoming a wholly owned subsidiary of TP ICAP plc, and therefore the Group is now an indirect wholly owned subsidiary of TP ICAP plc.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

Corporates is a broker-dealer registered with the SEC and is a member of FINRA. Corporates is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(b)).

Corporates operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. Corporates self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Brokerage capacities

In certain products, members of the Group act in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Group member acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Group member acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Group member leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, members of the Group may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Group member may self-clear the transaction.

Commissions

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets, the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Group customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Group acquiring a position as principal on an unmatched trade;

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

(2) Resulting from errors or out-trades. From time to time, as a result of a bona fide error the Group may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Group is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes but is not limited to acquiring a position (i) resulting from the partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

Basis of presentation

The Consolidated Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company and its subsidiaries. In the opinion of management, the Consolidated Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at March 31, 2017 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2017 includes $91,544 of cash held in demand deposit accounts by two major financial institutions. The Group considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At March 31, 2017, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

(b) Exchange and Trading Memberships

The Company and Corporates own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company and Corporates carry these restricted shares at cost of approximately $4,424 and $101 respectively. Additionally Corporates owns two trading memberships with the Intercontinental Exchange Inc.("ICE").The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $781.

On August 19, 2016, Corporates purchased a CBOT trading membership seat from one of its affiliates. Corporates carries this membership seat at cost of $182.

The Company and Corporates are required to hold these shares and trading memberships in order to maintain their trading membership privileges. The Company and Corporates performed an annual impairment review and determined that there was no impairment of the shares or the trading membership seat.

(c) Securities Transactions

Security transactions are recorded in the Consolidated Statement of Financial Condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at fair value.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Corporates to deposit cash with the lender. With respect to securities loaned, Corporates receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. Corporates monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Consolidated Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Consolidated Statement of Financial Condition.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Company's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value. The Company did not have any repurchase agreements at March 31, 2017.

(e) Goodwill and Intangibles

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review the Company concluded that there was no impairment to goodwill as of March 31, 2017.

Corporates had identifiable intangible assets comprised of customer lists amortized over four to five years.

(f) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life if the employment contracts.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

7

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

(h) Income Taxes

The Group flows up into a corporation (IGBI), and therefore records its share of the income tax provision on its separate company financial statements.

The Group is party to a Tax Sharing Agreement ("the Agreement") with IGBI. As a single member limited liability company, the Company is treated as a branch of a US corporation. IGBI allocates to the Group its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Group's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Group settles both current and deferred taxes on a periodic basis with the parent. For the year ended March 31, 2017, the Group files as part of the consolidated federal income tax return and certain combined state and local income tax returns of IGBI.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Group's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Group determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2017 include $24,279 of accrued compensation and related expenses, and $7,902 of other accrued expenses.

4. Income Taxes

The Group believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At March 31, 2017, the Group had $6,802 of net deferred tax assets. This balance is comprised of deferred tax assets of $9,502 resulting from temporary differences primarily related to deferred compensation of $9,337, and provision for bad debts of $165. These deferred assets were offset by deferred tax liabilities of $2,700 resulting from temporary differences primarily related to prepaid compensation of $2,250, and amortization of goodwill of $450. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

or income tax payable in the Consolidated Statement of Financial Condition. The Company has not settled any of the net deferred tax asset with the parent and the net deferred tax asset of $6,802 is a component of the income tax payable to affiliate in the Consolidated Statement of Financial Condition.

The Group is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Group is required to establish a valuation allowance against the deferred tax assets. The Group believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2017.

The Group has recorded income taxes payable to an affiliate of $4,351, which is reflected in income tax payable to affiliate within the Consolidated Statement of Financial Condition.

The Group is included in the federal consolidated income tax return of IGBI and Subsidiaries. IGBI's federal corporate income tax returns for the year ended March 31, 2015 and thereafter remain subject to examination.

5. Cash Segregated Under Federal Regulations

Cash in the amount of $4,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 10). The Company and Corporates compute a PAB Reserve, which requires that they both maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2017, cash in the amount of $300 and $1,000 has been segregated in proprietary accounts of broker-dealers ("PAB") reserve accounts by Corporates and the Company respectively. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

	Receivable				Payable	
Fail-to-deliver	$	98,231	Fail-to-receive	$	132,712	
Receivable from clearing brokers and clearing organizations		8,324	Payable to clearing brokers and clearing organizations		-	
Other		2,250 (a)	Other		2,515	(a)
	$	108,805		$	135,227	

(a) The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

7. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

8. Commitments and Contingencies

Leases
The Group has two lease agreements for facilities, the longest of which is 8 years. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the leases are as follows:

Year Ending March 31,	
2018	$ 6,518
2019	2,327
2020	633
2021	669
Thereafter	3,290
	$ 13,437

The office space included under the leases is used by the Group and various other affiliates.

The Company has obtained an uncollateralized letter of credit in the amount of $2,445, in order to satisfy the requirements of the lease agreement entered into by the Group for the facilities.

The Company obtained an uncollateralized letter of credit in the amount of $2,160, in order to satisfy the requirements of the lease agreement entered into by the Company for the disaster recovery facility.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Corporates has satisfied collateral requirements with one clearing organization at March 31, 2017 by depositing one letter of credit in the amount of $25,000. No amounts have been paid under this arrangement. This is a revolving letter of credit that matures quarterly.

On February 1, 2017, the Company entered into a $5,000 revolving subordinated loan agreement with its affiliate First Brokers Securities LLC ("FB"). Under the agreement the Company has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the loan is 5.5 percent. As of March 31, 2017, FB had not drawn down on the on loan. The loan agreement matures on January 31, 2018. Additionally the Company has taken the appropriate capital charge for this loan in its computation of liquid capital (see supplemental schedule I "other deductions and/or charges").

The Group has access to a 250,000 GBP revolving credit facility through its main United Kingdom parent. This revolving credit facility includes a 150,000 GBP committed daily Swing line facility which can be utilized to satisfy collateral and margin requirements with clearing organizations. The remaining 100,000 GBP balance can be used for general corporate purposes (including satisfying collateral or margin requirements) by the Group. The revolving credit facility matures on April 2, 2020.

As of March 31, 2017, the Group had not drawn down on the revolving credit facility.

Legal proceedings

The highly regulated nature of the Group's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Group cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Group is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

9. **Netting of Financial Assets and Financial Liabilities**

The Group adopted the guidance in ASU 2011-11, Balance Sheet (Topic 210) "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, Balance Sheet (Topic 210): "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". This guidance requires the Group to disclose both gross and net information about financial instruments and transactions eligible for offset in the Consolidated Statement of Financial Condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement. Financial instruments and transactions would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the Consolidated Statement of Financial Condition.

The following tables present the netting of financials assets and liabilities as of March 31, 2017, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Market Value	Cash Collateral Received	
Securities borrowed	$ 1,029,581	$ -	$ 1,029,581	$ (1,002,627)	$ -	$ 26,954
Total	$ 1,029,581	$ -	$ 1,029,581	$ (1,002,627)	$ -	$ 26,954

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amour
				Market Value	Cash Collateral Pledged	
Securities loaned	$ 1,028,745	$ -	$ 1,028,745	$ (1,002,040)	$ -	$ 26,70!
Total	$ 1,028,745	$ -	$ 1,028,745	$ (1,002,040)	$ -	$ 26,70!

The table below presents the gross carrying value of Securities loaned by class as of March 31,2017.

Securities Loaned	Gross carrying value
Equity securities	$ 477,497
Corporate debt	551,248
	$ 1,028,745

The securities loaned can involve contractual maturities ranging from overnight to over ninety days.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

10. Regulatory Capital Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of $114,758 at March 31, 2017, which was $112,260 in excess of the minimum liquid capital requirement of $2,498. The Company's ratio of liquid capital to total haircuts was approximately 44 to 1.

Corporates is subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 5).

Corporates is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, additionally Corporates is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act. Accordingly, Corporates must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. The net capital and minimum net capital required of Corporates at March 31, 2017 are set forth below:

Group members	Net Capital	120% of Minimum Net Capital Requirement	Excess Net Capital
ICAP Corporates LLC	$ 60,235	$ 1,200	$ 59,035
Total	$ 60,235	$ 1,200	$ 59,035

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying Consolidated Statement of Financial Condition, but not consolidated in the Company's corresponding unaudited Form G-405 part II filed as of March 31, 2017:

	ICAP Corporates LLC	LinkBrokers Derivatives LLC	Total
Assets	$ 1,281,492	$ 733	$ 1,282,225
Liabilities	1,163,792	-	1,163,792
Net	$ 117,700	$ 733	$ 118,433

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

11. Employee Benefits

The Group participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each member of the Group pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Group matches a portion of employee contributions.

12. Stock Option Plans

Corporates accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc Long Term Incentive Plan

ICAP plc had established the ICAP plc Long Term Incentive Plan ("LTIP") which required certain executives to defer 10% of their annual cash bonus in the form of ICAP plc stock grants. The grants vested in equal installments over a three year period. Fully vested stock grants were eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant was contingent upon the continued employment of the executive. On December 29, 2016, TP ICAP employees were no longer permitted to participate in the LTIP plan, and therefore all their stock grants were accelerated and became vested.

As of March 31, 2017, there were no stock grants outstanding.

The tax benefits associated with stock based compensation are recognized by the Group and reflected in Consolidated Member's equity.

13. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Group did not have any assets or liabilities classified as Level 3 at March 31, 2017.

Financial Instruments Measured at Fair Value

The Group's cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1 assets. At March 31, 2017 the Group's cash and cash equivalents are comprised of $91,544 cash held in demand deposit accounts.

The Group's securities owned, typically shares of common stock and high grade bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds which are measured based on quoted market prices and therefore considered Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2017 the Group did not have any transfers between levels.

The table below presents the fair value of the Groups financial instruments

Assets:	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ 10,195			$ 10,195
Total	$ 10,195	$ -	$ -	$ 10,195

Liabilities:	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased at fair value	$ 10,308			$ 10,308
Total	$ 10,308	$ -	$ -	$ 10,308

16

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 37,598	$ -	$ 37,598
Securities borrowed	-	1,029,581	-	1,029,581
Receivable from broker dealers and clearing organizations	-	108,805	-	108,805
Receivable from customers	-	89,599	-	89,599
Commissions receivable	-	26,435	-	26,435
Exchange and trdaing memberships	-	11,877	-	11,877
Total	$ -	$ 1,303,895	$ -	$ 1,303,895
Liabilities:				
Securities loaned	$ -	$ 1,028,745	$ -	$ 1,028,745
Payable to broker dealers and clearing organizations	-	135,227	-	135,227
Payable to customers	-	25,446	-	25,446
Total	$ -	$ 1,189,418	$ -	$ 1,189,418

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

(dollars in thousands)

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $1,002,040 and received cash or other collateral with a value of $1,028,745 which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2017. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, Corporates has borrowed from other brokers and dealers and financial institutions, securities having a market value of $1,002,627 and has given cash or other collateral with a value of $1,029,581, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2017. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at March 31, 2017, was $13,935,111 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2017, the Company has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

15. Transactions with Affiliates

The Group entered into an agreement with an indirect wholly owned subsidiary of TP ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2017, an advance payment of $15,511 was paid to an affiliate under this agreement and therefore is reflected in receivable from affiliates in the Consolidated Statement of Financial Condition.

The Group has receivables and payables from affiliates of $1,778 and $5,339 respectively, relating to commission revenue and expense.

Additionally the Group has a payable of $3,137 to its UK affiliate ICAP Management Services Ltd for shared administrative expenses incurred by the affiliate on behalf of the Group.

In addition, Corporates provides clearing services for foreign affiliates.

The Group has an income tax payable of $4,351 due to an affiliate.

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

16. Subsequent Events

The Group has performed an evaluation of subsequent events through May 26, 2017. There have been no subsequent events that occurred during this period that would require recognition in the Consolidated Statement of Financial Condition or disclosure as of March 31,2017, or for the year then ended.